NEWS RELEASE

“Augusta Appoints Lance Newman as Vice-President, Metallurgical Operations
and Mark Stevens as Chief Project Geologist”

VANCOUVER, BC, August 2, 2006 - Augusta Resource Corporation (TSXV: ARS) (“Augusta” or the “Company”) is pleased to announce the appointment of Mr. Lance Newman as Vice-President, Metallurgical Operations, and Mr. Mark Stevens as Chief Project Geologist.

Mr. Newman joins Augusta after working for more than a decade with Stillwater Mining Company, spending the last nine years as Refinery Manager. Prior to this role, he spent a total of eight years working in increasingly senior metallurgical and superintendent positions with Gold Fields of South Africa. Mr. Newman has 19 years of concentrating, smelting and refining operations experience with several successful startups in base and precious metals plant operations. In addition to holding a Bachelor of Science (honours) in Chemistry from Rhodes University, Mr. Newman is also Chairman of the Palladium Research Group and an Advisory Board Member for the Process Plant Technology faculty at the Montana State University College of Technology.

Mr. Stevens joins Augusta with 25 years of technical and managerial experience in the exploration, evaluation, and mining of base and precious metals. Prior to joining Augusta, he was the Chief Geologist with Pincock, Allen & Holt, a consulting group based out of Denver, Colorado. Mr. Stevens spent nearly two decades with the company, completing more than 150 project evaluations that included geological modeling, resource estimation, project technical studies, due diligence reviews and audits, as well as pre-feasibility and feasibility studies. He spent the earlier part of his career as a Project Geologist for various firms including Getty Mining Company (Utah), WGM Inc. (Alaska), Kennecott Corporation (Alaska) and Chevron Resources (Denver). Mr. Stevens holds his Bachelor of Science in Geology from Colorado State University, and his Masters of Science in Geology from the University of Utah.

Mr. Gil Clausen, President and Chief Executive Officer said. “Both Lance and Mark are seasoned members of the team with proven track records in project development and operations, with the technical know-how to deliver a major project like Rosemont.”

Augusta Resource Corporation would also like to announce the granting of 365,000 stock options to officers and employees of the Company at an exercise price of $1.78 per share for a period of five years expiring on August 2, 2011.

Suite 400 - 837 West Hastings Street, Vancouver, BC, V6C 3N6
Telephone: 604 687 1717 Facsimile: 604 687 1715 E-mail: info@augustaresource.com

ABOUT AUGUSTA RESOURCE CORPORATION - Augusta Resource Corp. is a mineral exploration and development company responsibly advancing copper and other base metal assets in the U.S. southwest. The Company’s Rosemont Property is located in Pima County, approximately 50 km southeast of Tucson, Arizona, and contains three known potentially open-pit copper/molybdenum (“Cu/Mo”) deposits. The Rosemont deposit contain 6.4 billion lbs of Cu equivalent (442,000,000 tons at 0.73% Cu equivalent) in measured and indicated resources and 1.9 billion lbs of Cu equivalent (145,000,000 tons at 0.67% Cu equivalent) in inferred resources. Please refer to the Company’s news release dated January 24, 2006 for further details. Augusta has additional exploration properties in Nevada. The Company is traded on the Canadian TSX Venture Exchange under the symbol ARS.

For additional information please visit www.augustaresource.com or contact:

Gil Clausen, President and CEO	Marlo Hamer-Jackson, Investor Relations Manager
Phone: 303-300-0134	Phone: 604-687-1717
Fax: 303-300-0135	Fax: 604-687-1715
gclausen@augustaresource.com	mhamer-jackson@augustaresource.com

ON BEHALF OF THE BOARD OF DIRECTORS

“Gil Clausen”
_________________________
Gil Clausen
President and CEO

SPECIAL NOTICE REGARDING FORWARD-LOOKING STATEMENTS
Certain of the statements made and information contained herein and in the documents incorporated by reference may contain “forward-looking statements” including statements concerning the Company’s plans at its Rosemont Property, and other mineral properties, which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to the interpretation of drill results and the estimation of mineral resources and reserves, the geology, grade and continuity of mineral deposits, the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations, metal recoveries, accidents, equipment breakdowns, title matters, labor disputes or other unanticipated difficulties with or interruptions in production, the potential for delays in exploration or development activities or the completion of feasibility studies, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations, currency fluctuations, failure to obtain adequate financing on a timely basis and other risks and uncertainties, including those described under Risk Factors Relating to the Company’s Business in the Annual Information Form and the management’s discussion and analysis. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Forward- looking statements include statements regarding the expectations and beliefs of management, the assumed long-term price of copper and exchange rates, the estimation of mineral reserves and resources, the realization of mineral reserve estimates in future expected production, anticipated future capital and operating costs, and the potential of the Company’s properties and expectations of growth. Except as required under applicable securities legislation, the Company undertakes no obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release. For additional information, please contact the Company.

Suite 400 - 837 West Hastings Street, Vancouver, BC, V6C 3N6
Telephone: 604 687 1717 Facsimile: 604 687 1715 E-mail: info@augustaresource.com